Room 4561

January 8, 2007

Mr. John J. Pelletier
Assistant Secretary
B.O.S. Better Online Solutions Ltd.
c/o Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, New York 10036

Re: **B.O.S. Better Online Solutions Ltd.**
       Registration Statement on Form F-3 filed December 11, 2006
       File No. 333-139233

Dear Mr. Pelletier:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form F-3</u>

1.   Please provide us your analysis as to your eligibility to use Form F-3 for your contemplated rights offering. We note that Instruction I.B.4 of Form F-3 relates to securities to be offered "upon the exercise of outstanding rights" and that your transaction contemplates the registration of rights yet to be issued and outstanding.

2.   We note your disclosure throughout that rights held through the nominee company of the Tel Aviv Stock Exchange will default with a sales instruction if no other instruction is received by a certain time. We further note that it appears that rights held otherwise will not be subject to such default sales instruction. Accordingly, please provide us your analysis regarding the applicability of Instruction I.B.4 of Form F-3 to your transaction as it relates to securities offered upon the exercise of outstanding rights granted pro rata to all existing securityholders of the class of securities to which the rights attach. The rules of the Tel Aviv Stock Exchange appear to cause the terms of the rights held through the Tel Aviv Stock Exchange nominee company to differ from the rights held otherwise. For example, the deadline for instruction appears to differ as the rights held by the Tel Aviv Stock Exchange nominee company would necessitate an earlier deadline. As such, the rights offered appear not to be granted pro rata. Please explain.

Questions and Answers About the Rights Offering, page 4

3.   Please expand your disclosure regarding why you are engaging in the rights offering on page 5 to discuss why you have decided upon a rights offering to raise additional funds as opposed to other means of raising funds. We note your Form 6-K filed October 19, 2006. Please also disclose whether you presently have any plans, proposals or arrangements for any future mergers or acquisitions. If so, please disclose by including materially complete descriptions of the future mergers or acquisitions transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time. Please see Item 4 of Form F-3 and Item 3.C of Form 20-F for additional guidance.

4.   We note your disclosure at the bottom of page 6 that unexercised rights will be listed for trading on NASDAQ and the Tel Aviv Stock Exchange. Please clarify whether holders holding rights other than through the Tel Aviv Stock Exchange nominee company have the discretion to cause their unexercised rights to be sold or otherwise have such rights lapse unsold.

5.   Please clarify throughout as to your references to the Tel Aviv Stock Exchange nominee company, your nominee company (*Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.*), and "a member of the Tel Aviv Stock Exchange." Your references suggest that these entities are the same and in whom rights held by such entity will result in a default sales instruction.

6.   Please clarify your disclosure to explain who receives the proceeds of any sales of rights made by the Tel Aviv Stock Exchange nominee company pursuant to the default sales instruction.

7.   We note your disclosure on page 8 that the Tel Aviv Stock Exchange will reduce the opening price on the Tel Aviv Stock Exchange Ex-day. Please elaborate on what this reduction in price may be.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Brian Brodrick, Esq.
        Phillips Nizer LLP
        666 Fifth Avenue
        New York, New York 10103
        Telephone: (212) 841-0700
        Facsimile: (212) 262-5152